UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File No. 001-42013

Junee Limited

(Translation of registrant’s name into English)

3791 Jalan Bukit Merah

#09-03 E-Centre @ Redhill

Singapore 159471

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒          Form 40-F ☐

Acquisition of Remaining 49% Interest in MindEnergy AI Technology Pte. Ltd.

On April 29, 2025, Junee Limited (the “Company”) entered into a share purchase agreement (the “Share Purchase Agreement”) with Ma Chao (the “Seller”) to acquire the remaining 49% of the issued and outstanding shares of Mindenergy AI Technology Pte. Ltd. (the “Shares”), a private limited company incorporated in Singapore (the “Target Company”). This acquisition follows an earlier transaction where the Company acquired 51% of the Target Company pursuant to a share purchase agreement dated March 12, 2025.

Pursuant to the Share Purchase Agreement, the initial consideration shall be USD 240,000 and the total purchase price could be up to USD 9,415,688. The consideration will be paid in newly issued ordinary shares of the Company at an issuance price of USD 8.00 per ordinary share. Pursuant to the Share Purchase Agreement, the Company shall initially issue 30,000 ordinary shares (the “Initial Issuance”) to the Seller, who shall complete all necessary regulatory filings to complete the transfer of the Shares upon the Initial Issuance. The consummation of the transaction is subject to the other closing conditions set forth in the Share Purchase Agreement. As incentive for the Seller to collect and recover accounts receivable owed to the Target Company (the “AR”) within 365 days from the date of this agreement, for each amount of AR that the Seller collects for the Company post-closing, the Company shall issue to the Seller additional shares, at $8.00 per ordinary share, for which the value shall be equivalent to 49% of the collected amount, calculated based on the prevailing exchange rate at the bank on the date of collection. The maximum number of shares to be issued as consideration is up to 1,176,961.

For more details of the transaction, please refer to the Share Purchase Agreement, which is filed as Exhibit 10.1 to this report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Share Purchase Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2025	By:	/s/ Yu Chun Kit, Anderson
	Name:	Yu Chun Kit, Anderson
	Title	Executive Director

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